FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

Item 1	Press Release dated April 24, 2008, titled “CN announces US$650 million debt offering".

Item 1

North America’s Railroad

NEWS RELEASE

CN announces US$650 million debt offering

MONTREAL, April 24, 2008 — CN (TSX: CNR) (NYSE:CNI) today announced the terms of a US$650 million debt offering of US$325 million 4.95 per cent Notes due 2014, and US$325 million 5.55 per cent Notes due 2018. CN expects to close the financing on May 1, 2008.

CN plans to use the estimated net proceeds of US$643 million from the offering to repay a portion of its commercial paper outstanding, and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including CN’s share repurchase program.

The debt offering is being made in the United States under the shelf registration statement CN filed on Dec. 17, 2007. Book-running managers of the debt offering are Banc of America Securities LLC and Wachovia Capital Markets, LLC. Other managers are BMO Capital Markets, BNP PARIBAS, Citi Markets & Banking, J.P. Morgan Securities, RBC Capital Markets and Scotia Capital.

A copy of the prospectus for the offering to which this communication relates may be obtained by contacting Banc of America Securities LLC, Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, N.Y., 10001; toll free: 1-800-294-1322 or Wachovia Capital Markets, LLC, 301 S. College Street, Charlotte, N.C., 28202; toll free: 1-800-326-5897.

Forward-Looking Statements

This news release contains forward-looking statements. Such forward-looking statements include, without limitation, statements relating to a debt offering, the anticipated closing and the use of net proceeds of such offering. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. The Company cautions that these assumptions may not materialize.  Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2007 Annual Consolidated Financial Statements and 2008 Quarterly Financial Statements and Notes thereto and related Management’s Discussion and Analysis (MD&A), for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts: Media Mark Hallman Director Communications, Media (905) 669-3384	Investment Community Robert Noorigian Vice-President Investor Relations (514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 24, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel